SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.     Description

No. 1.          Acquisition announcement released on 20 January, 2003

No. 2.          Acquisition update announcement released on 28 January, 2003

No. 3.          Hard Rock CEO announcement released on 30 January, 2003

Exhibit No. 1.


ACQUISITION OF BLUE SQUARE LIMITED AND TRADING UPDATE

HIGHLIGHTS

  - Rank has agreed to purchase Blue Square Limited, one of the UK's leading internet and telephone betting businesses

  - Total consideration is GBP65 million in unlisted, unsecured convertible loan stock, convertible into Rank Ordinary Shares at 282p

  - The Group's results for the year to 31 December 2002 are expected to be in line with expectations


        The Acquisition of Blue Square will provide the following benefits:



  - Rank acquires one of the best on-line gaming brands in the UK as well as a high quality customer base which is predominantly UK-based and comprises over 113,000 active* customers

  - Rank will become the only mainstream gaming company which is able to offer a full suite of gaming products: betting, bingo and casino games

  - The integration of Blue Square and Rank's on-line activities will create a substantial business with annual stakes of approximately GBP400 million based on current levels of business

  - The excellent fit with Rank's existing on-line gaming activities provides an immediate and substantial opportunity to cross-sell products to Rank's existing 1.5 million registered customers and Blue Square customers

  - The opportunity to leverage Rank's gaming activities post-deregulation through the creation of multi-gaming locations which will be able to offer the full suite of gaming products

  - GBP5 million of annual cost savings from the integration of Blue Square and Rank's interactive gaming business

  - The Acquisition is expected to be earnings enhancing for the Group, before goodwill amortisation, in the first full year

Commenting on the acquisition Mike Smith, Rank's Chief Executive, said:


"The transaction fulfils a clear and stated strategic aim to add betting products and expertise to our existing gaming activities which already represent the largest part of the Group. We have shown consistent growth in our bingo clubs and casinos as well as in our on-line businesses where stakes are running at over GBP90 million per annum, despite being only one year old. This acquisition is both financially attractive and complementary to our existing operations. The cross-selling opportunity to both Rank and Blue Square's established customers will further enhance our growth prospects both pre- and post-deregulation, when there will be greater flexibility to offer betting products within gaming premises."


Martin Belsham, Managing Director of Blue Square, said:


"We are delighted to join the Rank stable of gaming activities and are both excited and optimistic about the opportunities for our combined business in the run up to deregulation and beyond."


*An active customer is defined as one who has placed a bet or played a game during the previous 12 months.




ENQUIRIES:

The Rank Group Plc                                       020 7535 8000
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

PRESS ENQUIRIES:
The Maitland Consultancy                                 020 7379 5151
Angus Maitland
Suzanne Bartch




FURTHER INFORMATION


Information on Blue Square

Blue Square was established in its current form in 1999 and is owned by Intercapital Private Group Limited (83%) and Blue Square's employees (17%) (together "the Vendors"). Recognising the potential for on-line betting, the business has made a substantial investment in developing its products, systems and establishing the Blue Square brand. This has contributed to the market position now enjoyed by Blue Square, which in the twelve months to 31 December 2002, received total stakes of GBP202.0 million, generating gross win of GBP13.4 million. Blue Square has one of the largest active gaming customer bases in the UK with over 300,000 customers of which over 113,000 are active*.


The business has grown particularly strongly over the last year, helped by the introduction of telephone betting in October 2001 and the fixed odds games product in November 2002. The total amount staked in December 2002 was GBP24.5 million, an increase of over 150% compared with the same period the previous year. This strong growth has resulted in an improving EBITDA performance of the business during the twelve months to December 2002 as follows: Q1 GBP(1.2) million; Q2 GBP(1.5) million and Q3 GBP(1.2) million and Q4 GBP(0.1) million. The adjusted net assets of Blue Square as at 31 March 2002, the last audited balance sheet date, were GBP1.3 million, made up of fixed assets, primarily systems, of GBP4.0 million and working capital of GBP(2.7) million.


Integration with Rank

Following completion, Blue Square will be integrated with Rank Interactive Gaming ("RIG") to create a major force in the on-line gaming market with a combined customer base of over 375,000 customers of which 129,000 are active* via the internet, telephone, TV and WAP. Martin Belsham, the current Managing Director of Blue Square, will become Managing Director of the combined businesses.


Annualised cost savings of GBP5 million in the first full financial year have been identified and management is confident that additional revenue benefits will provide further opportunities for growth. The Acquisition is expected to be earnings enhancing, before goodwill amortisation of approximately GBP3 million, in the first full financial year.


Transaction Structure

As consideration for the Acquisition, and subject to completion, Rank will issue GBP65 million in nominal value of unsecured loan stock, convertible into Rank Ordinary Shares at a price of 282p for every GBP1 of loan stock held. This represents a premium of 11% to the closing mid-market price of Rank Ordinary Shares on Friday 17 January, the latest practicable date prior to this announcement.


The loan stock, which will not be listed, will be convertible at any time on or after 1 October 2003 and will carry a coupon of 5% per annum. Interest on the loan stock will become payable on 31 December each year and, if conversion has not already taken place prior to 31 December 2004, the loan stock will be redeemed on that date at par. Full conversion of the loan stock would result in the issue of 23 million new Rank Ordinary Shares. On conversion, the new Rank Ordinary Shares will be freely transferable save that, for a limited period of time, any such transfer may only be made through Rank's appointed stockbrokers.


Completion is subject to certain procedural conditions being fulfilled by Rank and the Vendors and is expected to take place on or before the middle of February 2003.


Trading Update

Trading at Rank's operations during November and December 2002 continued to follow the trends outlined in the trading statement made on 13 November 2002, and as a result the Group's results for the year to 31 December 2002 are expected to be in line with expectations. The preliminary announcement of results for the year will be made on 28 February 2003.


Information on Rank

Rank is one of the UK's leading leisure and entertainment companies and an international provider of services to the film industry. In 2002, leisure and entertainment activities included casinos, bingo clubs and on-line gaming, as well as Hard Rock Cafes and global rights to the Hard Rock brand. Rank also owns film processing and video and DVD duplication and distribution facilities, branded Deluxe. Rank operates primarily in the UK and North America, although it also has activities in continental Europe and other parts of the world.


Rank Interactive Gaming comprises the activities of Rank.com and HardRock Casino.com. Rank.com, which offers a variety of fixed odds games was launched in November 2001 and HardRockCasino.com, which offers a variety of casino games including roulette, blackjack and video poker, was launched in July 2002. At the end of December 2002, the two sites together had over 75,000 registrations and were generating an annual run-rate of stakes placed of over GBP90 million.


Copies of this announcement will be available later today at www.rank.com.

Exhibit No. 2.




ACQUISITION OF BLUE SQUARE COMPLETED

On 20th January, 2003 The Rank Group Plc ("Rank") announced an agreement to purchase Blue Square Limited, one of the UK's leading internet and telephone betting businesses. Rank is pleased to announce that the acquisition has now been completed.

Enquiries:
The Rank Group Plc
Peter Reynolds, Director of Investor Relations                     020 7535 8000

Press enquiries:
The Maitland Consultancy
Suzanne Bartch                                                     020 7379 5151

Exhibit No. 3.



HARD ROCK CEO


The Rank Group Plc ("Rank") announces that Pete Beaudrault, President and CEO of its Hard Rock division, has resigned from the Group with immediate effect. Mike Smith, Chief Executive of Rank, will assume direct responsibility for the management of the division until a permanent successor to Mr Beaudrault has been found. Dave Catalano, Vice President of Operations at Hard Rock, and Michael Salter, Vice President of Finance, will also assume wider responsibilities within the division.


Rank previously announced, on 20 January 2003, that the Group's results for the year ended 31 December 2002 are expected to be in line with market expectations.


Enquiries:

The Rank Group Plc                                       020 7535 8000
Ian Dyson


Press enquiries:

The Maitland Consultancy                                 020 7379 5151
Suzanne Bartch




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  30 January, 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary